Mail Stop 6010


      October 31, 2005


Mr. Peter C. Farrell
Chief Executive Officer
Resmed, Inc.
14040 Danielson Street
Poway, CA  92064-6857

	Re:	Resmed, Inc.
		Form 10-K for the Fiscal Year Ended June 30, 2005 and related materials
		File No.  001-15317

Dear Mr. Farrell:

      We have reviewed your filings and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-K for the Fiscal Year Ended June 30, 2005

Item 9A.  Controls and Procedures, page 48

1. We note your statement that "any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired objectives." Please revise your future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238,
available on our website at http://www.sec.gov/rules/final/33-
8238.htm.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-6

Note 2:  Summary of Significant Accounting Policies, page F-6

(b) Revenue Recognition, page F-6

2. Please revise in future filings to provide separate disclosure of revenues from sales of products, revenues from services and income from rentals on the face of your consolidated statements of income if revenue from each of these sources represents in excess of 10% of consolidated revenues. In addition, the consolidated statements of income should also contain separate disclosure of the costs and expenses applicable to each category of sales and revenue shown separately. In future filings, revise this note to include a description of your service revenue and income from rental contracts.
Alternatively, please explain why you do not believe this information is required. Refer to the requirements of Rule 5-03(b)(1) and (2) of
Regulation S-X.

Note 18.  Business Acquisitions, page F-25

3. We note that you acquired developed/core product technology of $30.7 million on your acquisition of Saime SA. In this regard, tell us and revise in future filings to disclose the nature of the acquired technology.

Form 8-K filed on May 5, 2005

4. We note you filed a Form 8-K announcing the acquisition of
Saime
SA and that you concluded you did not meet the requirements to file
financial information under Item 7. In this regard, we note you completed the acquisition for $51 million, including acquisition costs, and the assumption of $65.8 million in debt of the acquiree.
It appears you meet the significance test for investment under
Rule
1-02(w) to provide pro forma information and historical financial statements for Saime SA for the year ended June 30, 2004 and the latest interim period preceding the acquisition, and the
corresponding interim period of the preceding year.   Please
provide
us with your significance tests as set forth under Rule1-02(w) along with the reason why you believe financial statements of Saime SA in your previously filed Form 8-K were not required. Refer to the guidance in Rule 3-05 and Rule 1-02(w) of Regulation S-X.

Form 8-K dated August 22, 2005

5. Your disclosures related to the non-GAAP measures do not include all of the disclosures required by 10(e)(i) of Regulation S-K and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please revise future filings to specifically include a discussion, in sufficient detail, of the following for each non-GAAP measure:

* The substantive reasons why management believes each non-GAAP measure provides useful information to investors;

* The specific manner in which management uses each non-GAAP measure to conduct or evaluate its business;

* The economic substance behind management`s decision to use each measure; and

* The material limitations associated with the use of each non-
GAAP
measure as compared to the use of the most directly comparable
GAAP
measure and the manner in which management compensates for these limitations when using the non-GAAP measure.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tara Harkins, Staff Accountant, at (202)
551-
3639 or me at (202) 551-3327 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin
James,
Senior Assistant Chief Accountant, at (202) 551-3671.


      							Sincerely,



								Michele Gohlke
								Branch Chief

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Mr. Peter C. Farrell
Resmed Inc.
October 31, 2005
Page 1